4-30-02

02033936

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

ARACRUZ CELULOSE S.A.

Rua Lauro Muller 116-21° Andar, Botafogo
Rio de Janeiro, 22299-900 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes__ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

EXHIBIT 1

ARACRUZ CELULOSE S.A.

SUMMARY OF THE DECISIONS TAKEN AT THE ORDINARY SHAREHOLDERS MEETING HELD ON April 30, 2002.

1. It was unanimously approved the Management's Report and Financial Statement for the fiscal year ended on December 31, 2001. It was also approved the payment of dividends, per each block of 1,000 shares, in the amount of (a) R$ 165,1698383 to common shares and (b) R$ 181,6868221 to preferred shares classes "A" and "B".

2. Replacing members who have resigned were elected for the Board of Directors:

Effective Members:	Alternate Members:
José Roberto Ermírio de Moraes	Nelson Koichi Shimada
Leon Chant Dakessian	Célia Maria Christofolini Picon
Marcus Olyntho de Camargo Arruda	Antônio Joaquim Ferreira Custódio

3. It was decided to keep the Audit Committee functioning, with three members and term of office until the 2003 Ordinary Shareholders Meeting. Representing the common shareholders (voting shares) were elected: **Wagner Braz** and **Fernando Octávio Martins Alves**, and Sheila Periard Henrique Silva and Jorge Juliano de Oliveira, as their respective alternate. The preferred shareholders (non-voting shares) elected **Amauri Sebastião Niehues** and his alternate, Rodolpho Luiz Dalla Bernardina.

4. It was established the annual global compensation for the administrators in the total amount of R$ 9 million.

Aracruz, April 30, 2002.

José Luiz Braga
General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARACRUZ CELULOSE S.A.
(Registrant)

Date: April 30, 2002

By: ______________________
Name: Agílio Leão de Macedo Filho
Title: Chief Financial Officer